Filed by NXP Semiconductors N.V.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between NXP Semiconductors N.V. (“NXP”) and Freescale Semiconductor, Ltd. (“FSL”).

Important Information For Investors and Shareholders

In connection with this proposed business combination, NXP has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a definitive joint proxy statement of NXP and FSL that also constitutes a definitive prospectus of NXP. The registration statement was declared effective by the SEC on June 1, 2015. Each of NXP and FSL may file with the SEC other documents in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NXP AND FSL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus will be delivered to shareholders of NXP and FSL on or about June 2, 2015. Investors and security holders are able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC by NXP and/or FSL through the internet website maintained by the SEC at http://www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by NXP are also available free of charge on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by FSL are available free of charge on FSL’s Investor Relations internet website at http://investors.freescale.com or by writing to Freescale Semiconductor, Ltd., c/o Freescale Semiconductor, Inc., 6500 William Cannon Drive West, Austin, Texas 78735, Attention: Investor Relations or by phone at 1-512-895-2454.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between NXP and FSL are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to numerous factors, risks and uncertainties about NXP and FSL, may include projections of their respective future business, strategies, financial condition, results of operations and market data. These statements are only predictions based on current expectations and projections about future events. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including the risk factors set forth in the definitive joint proxy statement/prospectus, NXP’s most recent Form 20-F and FSL’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to consummate or delay in consummating the proposed transaction;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	NXP’s and FSL’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of either NXP or FSL to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

FSL’s and NXP’s forward-looking statements are based on assumptions that may not prove to be accurate. Neither FSL nor NXP can guarantee future results, level of activity, performance or achievements. Moreover, neither FSL nor NXP assumes responsibility for the accuracy and completeness of any of these forward-looking statements. FSL and NXP assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

***

The following is a Company update presentation of August 31, 2015: “NXP Proposed Merger with Freescale Creates an Industry Powerhouse”

NXP Proposed Merger with Freescale Creates an Industry Powerhouse Company Update | August 31, 2015

SECURE CONNECTIONS FOR A SMARTER WORLD
Certain statements in this communication regarding the proposed transaction between NXP Semiconductors N.V. (“NXP”) and Freescale Semiconductor, Ltd.
(“FSL”) are “forward-looking” statements.  The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,”
“outlook,”
“aim,”
“will,”
“could,”
“should,”
“would,”
“potential,”
“may,”
“might,”
“anticipate,”
“likely,”
“plan,”
“positioned,”
“strategy,”
and
similar
expressions,
and
the
negative thereof, are intended to identify forward-looking statements.  These forward-looking statements, which are subject to numerous factors, risks and uncertainties about NXP and FSL, may include projections of their respective future business, strategies, financial condition, results of operations and market data.  These statements are only predictions based on current expectations and projections about future events.  There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including the risk factors set forth in the definitive joint proxy statement/prospectus, NXP’s most recent Form 20-F and FSL’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:
•
the failure to consummate or delay in consummating the proposed transaction;
•
the timing to consummate the proposed transaction;
•
the risk that a condition to closing of the proposed transaction may not be satisfied;
•
the
risk
that
a
regulatory
approval
that
may
be
required
for
the
proposed
transaction
is
delayed,
is
not
obtained,
or
is
obtained
subject
to
conditions
that
are
not anticipated;
•
NXP’s and FSL’s ability to achieve the synergies and value creation contemplated by the proposed transaction;
•
the ability of either NXP or FSL to effectively integrate their businesses; and
•
the diversion of management time on transaction-related issues.
FSL’s and NXP’s forward-looking statements are based on assumptions that may not prove to be accurate.  Neither FSL nor NXP can guarantee future results, level of activity, performance or achievements.  Moreover, neither FSL nor NXP assumes responsibility for the accuracy and completeness of any of these forward-looking statements. FSL and NXP assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.
Forward Looking Statement

SECURE CONNECTIONS FOR A SMARTER WORLD
Compelling Strategic & Financially Driven Decision
Acceleration of our strategy in Secure Connections for a Smarter World
Creates a powerhouse in High Performance Mixed Signal
Establishes NXP as the #1 automotive semiconductor supplier
(1)
Establishes NXP as the #1 broad-based MCU supplier
(1)
Anticipate $200M of cost synergies in the first full year after close
Clear path to $500M of annual run rate cost synergies
Accretive to non-GAAP EPS in the first full year
~2.5x net debt/TTM adj. EBITDA at close; reducing to 2x by summer 2016
Will Drive Significantly Higher Cash Flow
Note
1.
Gartner; Broad based MCU  excludes Automotive MCU products

SECURE CONNECTIONS FOR A SMARTER WORLD
Financial Transaction Overview Recap
Consideration
•
Total consideration per share
•
0.3521 NXP shares (fixed exchange ratio)
•
$6.25 per share in cash
•
Total equity value: $11.8 Billion
•
$9.8 Billion in equity
•
$2.0 Billion in cash
•
Freescale shareholders to own just below 30% of combined company
Sources of Financing
•
115 Million shares of NXP common stock (approx.)
•
$2 Billion cash from NXP’s balance sheet
Approval Process
•
NXP and Freescale Board of Directors have unanimously approved
•
Both NXP and Freescale shareholders have overwhelmingly approved
•
Regulatory approvals in various jurisdictions are expected in due course
Timing of Transaction Close
•
Expected in Q4 of 2015, subject to customary closing conditions

SECURE CONNECTIONS FOR A SMARTER WORLD
HPMS Market Leader with Sharper Focus, Broader Reach
$-
$10
$20
$30
$40
$50
NXP SAM 2014E ($B)
FSL SAM 2014E ($B)
NXP + FSL SAM 2014E ($B)
$-
$2
$4
$6
$8
$10
NXP Revenue 2014 ($B)
FSL Revenue 2014 ($B)
NXP + FSL Revenue 2014 ($B)
13%
77%
23%
87%
STDP
HPMS
Combined Company Becomes
•
The Market Leader in HPMS
•
#4
Largest
Semi
Supplier
•
#1
Auto
Semi
Supplier
•
#1 Broad-based MCU
•
Minimal Overlap
•
Doubles NXP HPMS SAM
NXP & FSL Overlap
HPMS
Based On
1.
Gartner, Total semiconductor market excluding memory.  MCU excludes Automotive MCU products
1
1
1

SECURE CONNECTIONS FOR A SMARTER WORLD
Establishes NXP as #1 Auto Semiconductor Vendor
Global Auto Semiconductor
TAM, 2014 $28B
(1)
•
#1 Auto Semi Supplier
(1)
•
Doubles Addressable Market
•
Broad Portfolio, No Product Overlap
•
Leadership Positions
(2)
•
Car Entertainment
•
Keyless Entry & Access
•
In-Vehicle Networking
•
Chassis & Safety
•
Powertrain
•
Synergistic Future Growth Opportunities
•
Infotainment (Audio and Apps Proc.)
•
Securing the Car
•
ADAS (Radar, Vision, Secure V2X)
•
Highly Valued Supplier to All Major OEMs
Based On
1.
Strategy Analytics
2.
NXP Corporate Market Intelligence estimates
NXP +
14%
#2
12%
#3
11%
#4
8%
#5
6%
#6
6%
#7
4%
#8
3%
#9
3%
Others
33%

SECURE CONNECTIONS FOR A SMARTER WORLD
Creates the Leader in Broad-based MCU
MCU Semiconductor TAM
2014 $11B
(1)
•
#1 in Broad-based MCU
(1)
•
Leader
in
fast
growing
32-bit
ARM
MCU
(2)
•
Broad-based, general purpose MCU portfolio
•
Ability to pull-through Analog with MCU platform
•
Outstanding customer access in key growth verticals
•
Synergistic Future Growth Opportunities
•
Ideally Positioned to deliver IoT Solutions
•
Security
•
MCU
•
Software
•
Connectivity
•
Building on extensive customer base
Based On
1.
Gartner, MCU Market excluding Automotive
2.
NXP Corporate Market Intelligence estimate
NXP +
17%
#2
15%
#3
11%
#4
10%
#5
9%
#6
7%
#7
7%
#8
4%
#9
3%
Others
17%
0%

SECURE CONNECTIONS FOR A SMARTER WORLD
Compelling Value Proposition
Will drive Significant Additional Shareholder Value
World Leader in Automotive semiconductors
Strengthen Position in High Growth Focus Markets
Profitable Growth
Leveraging Operational Excellence & Cost Synergies
Strong Cash Generation
World-Class Team Globally
Customer-Focused Passion to WIN

SECURE CONNECTIONS FOR A SMARTER WORLD
Outstanding
Strategic
Fit
–
Secure
Connections
for
a
Smarter
World
•
Combined company will
•
Be the leader in automotive semiconductors
•
Leverage NXP security leadership plus Freescale broad MCU
•
Influence evolution of Secure Car & ADAS solutions
•
Capture emerging growth in the Smarter World
•
Broad, diverse customer base
•
Strengthens position as major semiconductor supplier
•
Complementary market reach across US, EU, China
•
Ability to effectively cross-sell total solutions
•
Strong and broad product portfolio for emerging IoT market
Connected
Car
Security
Portable &
Wearable
Internet
of Things

SECURE CONNECTIONS FOR A SMARTER WORLD
Combined Company Facts
•
Stats:
•
Projected > $10B in annual revenue
•
~ 45,000 employees across > 35 countries
•
12,000+ engineers
•
In excess of 9,800 patent families
•
Will move NXP from No. 11 to the No. 4 non-memory supplier
Semiconductor Company in the world
•
Reinforces the NXP Value Proposition
•
Grow >1.5x faster than the market
•
Positioned to deliver superior profitability
Connected
Car
Security
Portable &
Wearable
Internet
of Things

SECURE CONNECTIONS FOR A SMARTER WORLD
Shareholders Meetings Held July 2, 2015
•
Both NXP and Freescale Shareholders approved the merger during special meetings
•
Over 99% of votes casts at both meetings were in favor of the merger
•
Clears the path for the remaining stages of the process
•
During NXP Shareholders Meeting the following appointments were also made:
•
Gregory L. Summe
and Peter Smitham, currently board members of Freescale, as non-
executive
directors of NXP, effective as of Day One

SECURE CONNECTIONS FOR A SMARTER WORLD
A New Future for RF Power
•
As previously announced, NXP searched for company to acquire its RF Power business
•
RF Power sale expected to expedite the antitrust approval process of Freescale merger
•
On May 28, 2015, NXP reached agreement
•
RF Power will be acquired by JianGuang
Asset Management (JAC Capital)
•
Transaction expected to close in Q4 of 2015, subject to regulatory approvals and other customary closing conditions
•
RF Power is a strong and healthy business that will continue to thrive under JAC
•
At close, JAC Capital will acquire 100% of RF Power, including but not limited to:
•
2,000 people including the entire RF Power management team
•
Dedicated R&D, Customer Support and Assembly & Test in the Philippines (APP)
•
Contracts, Patents and IP that are exclusive to RF Power will also transfer
•
Measures in place to prevent customer supply disruption during and after divestment

SECURE CONNECTIONS FOR A SMARTER WORLD
May
Jun
Jul
Aug
Sep
Oct
2015
MT+1 Decision
May 27
GSM MT+1 Decision
Jun 10
Shareholders Meetings
RF Sale Announcement
May 28
FTF
Jun 22
•
March 02
Announcement of proposed merger between NXP and Freescale; Combined company steering committee established to oversee process
•
May 27
MT+1 Decision
•
May 28
NXP RF Power Sale  to JianGuang
Asset Management (JAC Capital) Announcement
•
Jun 10
Global Sales & Marketing MT+1 Decision
•
Jun 22-25
Freescale Technology Forum (FTF)
•
July 2
Special shareholder meetings for Freescale and NXP; affirmative decisions from Freescale and NXP shareholders on proposed merger
•
4Q 2015
Target closing of proposed merger and begin operating as one company
•
4Q 2015
Completion of RF Power Sale to JAC Capital
Summary of Communications to Date and Known Upcoming
Nov
Dec
Target
Close
–
4
Quarter
2015
RF Sale Completion
4
Quarter
2015
Apr
Mar
Proposed NXP/FSL Merger Announcement
March 2
MERGER FULLY ON TRACK
th
th

SECURE CONNECTIONS FOR A SMARTER WORLD
No Offer or Solicitation
This
communication
does
not
constitute
an
offer
to
buy
or
sell
or
the
solicitation
of
an
offer
to
buy
or
sell
any
securities
or
a
solicitation
of
any
vote
or
approval.
This
communication relates to a proposed business combination between NXP and FSL.
Additional Information about the Merger and Where to Find it.
Important Information For Investors And Shareholders
In connection with this proposed business combination, NXP has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a definitive joint proxy statement of NXP and FSL that also constitutes a definitive prospectus of NXP. The registration statement was declared effective by the
SEC
on
June
1,
2015.
Each
of
NXP
and
FSL
may
file
with
the
SEC
other
documents
in
connection
with
the
proposed
transaction.
This
communication
is
not
a
substitute for any proxy statement, registration statement, proxy statement/prospectus or other document NXP and/or FSL may file with the SEC in connection with the proposed transaction.
INVESTORS AND SECURITY HOLDERS OF NXP AND FSL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND
OTHER DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL
CONTAIN
IMPORTANT
INFORMATION.
The
definitive
proxy
statement/prospectus
will
be
delivered
to
shareholders
of
NXP
and
FSL
on
or
about
June
2,
2015.
Investors and security holders are able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC by NXP and/or FSL through the internet website maintained by the SEC at http://www.sec.gov.
Copies of the definitive joint proxy statement/prospectus and the other documents filed
with
the
SEC
by
NXP
are
also
be
available
free
of
charge
on
NXP’s
Investor
Relations
internet
website
at
http://www.nxp.com/investor
or
by
contacting
NXP’s
Investor Relations Contact by phone at 1-408-518-5411.
Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by FSL are
available
free
of
charge
on
FSL’s
Investor
Relations
internet
website
at
http://investors.freescale.com
or
by
writing
to
Freescale
Semiconductor,
Ltd.,
c/o
Freescale
Semiconductor, Inc., 6500 William Cannon Drive West, Austin, Texas 78735, Attention: Investor Relations or by phone at 1-512-895-2454.